EXHIBIT 12.1

HARD ROCK HOTEL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended (in thousands)					Month Ended
	December 31, 2001	December 31, 2000	November 30, 1999	November 30, 1998	November 30, 1997	December 31, 1999
Pre-tax earnings income (loss)	$2,816	$(947)	$(12,234)	$(160)	$(17,576)	$(4,494)
Fixed charges	16,309	17,003	16,950	11,665	5,658	1,560
Less: capitalized interest included in fixed charges	(15)	(31)	(2,264)	(793)	—	—
Total earnings available to cover fixed charges	$19,110	$16,025	$2,452	$10,712	$(11,918)	$(2,934)

Interest expense	$15,186	$15,980	$13,686	$10,093	$5,212	$1,469
Capitalized interest	15	31	2,264	793	—	—
Interest elements of rentals	159	152	26	103	108	21
Loan fee amortization	949	840	974	676	338	70
Total fixed charges	$16,309	$17,003	$16,950	$11,665	$5,658	$1,560

Ratio of earnings to fixed charges	1.17:1.00	—	—	—	—	—